No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On November 2, 2005, Honda Motor Co., Ltd. announced the release of the HSM1590i mid-size hybrid snowblower (max. output: 15hp). The new model introduces technology that enables users to handle conditions by switching between three operating models during snow removal (a world first), enhancing ease of use for beginners and experienced users alike. The snowblower debuted Monday, December 12, 2005 at Honda power products dealers throughout Japan. (Ref. #P05-012)

Exhibit 2:

On November 9, 2005, Honda Automoveis do Brasil Ltda. (HAB), Honda’s automobile production and sales subsidiary in Brazil, announced plans to expand the production capacity of its existing automobile plant in Sumare, Sao Paulo. (Ref. #C05-097)

Exhibit 3:

On November 14, 2005, further advancing its vision of a gasoline- and emissions-free transportation future, Honda R&D Americas, Inc., in conjunction with technology partner Plug Power Inc., introduced the Home Energy Station III, which provides heat and electricity for the home as well as fuel for a hydrogen-powered fuel cell vehicle. This third generation unit, located at the company’s North American headquarters in Torrance, California, is more compact and efficient than previous Home Energy Station models. The Home Energy Station III will be tested in conjunction with the Honda FCX, the world’s most advanced fuel cell vehicle, at Honda R&D Americas Torrance, California, headquarters.

Exhibit 4:

On November 22, 2005, American Honda Motor Co., Inc. announced that the all-new Honda Civic earned Motor Trend magazine’s prestigious 2006 Car of the Year award. The award extends to the entire Civic Sedan and Civic Coupe lineup including the environmentally responsible Civic Hybrid and high-performance Civic Si models.

Exhibit 5:

On November 25, 2005, Honda Motor Co., Ltd. announced production, domestic sales, and export results for the month of October. Global production and domestic sales increased in October compared to the same month a year ago. (Ref. #C05-101)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Satoshi Aoki
Satoshi Aoki
Executive Vice President and
Representative Director

Date: December 13, 2005

ref. #P05-012

Honda Releases the HSM1590i—World’s First1 Mid-Size Hybrid

Snowblower with Electronically Controlled Switchable Operating Modes

November 2, 2005—Honda Motor Co., Ltd. today announced the release of the HSM1590i mid-size hybrid snowblower (max. output: 15hp). The new model introduces technology that enables users to handle conditions by switching between three operating modes during snow removal (a world first), enhancing ease of use for beginners and experienced users alike. The snowblower will debut Monday, December 12, 2005 at Honda power products dealers throughout Japan.

The HSM1590i features Honda’s iGX440 engine (max. output: 15hp; displacement: 438cm3), the world’s first single-cylinder general purpose engine to feature a new electronic STR governor2. The combination of electronic engine-speed control technology and Honda’s hybrid technology, and the exchange of data between the snowblower ECU and the engine ECU allows for the regulation travel speed and throttle opening so that engine speed is maintained relative to load conditions. These new technologies have enabled Honda to provide the HSM1590i snowblower with a function (STi control) for switching between three selectable operating modes—auto mode, power mode, and manual mode—with the simple turn of a dial, allowing users at any level of experience to select the mode that best suits their needs.

Mid-size hybrid snowblower HSM1590i

• Annual sales target (Japan):	500 units[6]

• Manufacturer’s suggested retail price
HSM1590i	¥942,900 (¥898,000 before consumption tax)

•	Key Features of the HSM1590i

•	The world’s first snowblower with a function (STi control) for switching between operating modes:

	Auto mode

Automatically adjusts travel speed and engine speed to match operating conditions. Ideal for inexperienced users, this mode minimizes the need to operate levers and other controls during snow removal (e.g., engine speed regulation lever, forward/reverse speed lever, and auger housing control switch).

‚	Power mode

Automatically reduces travel speed in response to work load, and maintains maximum power output from the engine. Users set the snow discharge distance3 (up to 21 meters),4 and the engine maintains maximum power output based on the specified snow discharge distance, ensuring high operating efficiency.

ƒ	Manual mode

This mode is ideal for users who prefer the feel of the conventional model.

•	The world’s first[1] snowblower featuring a function for maintaining a constant snow discharge distance (in auto mode and power mode).

Snow discharge distance is maintained by automatically adjusting travel speed in response to the work load, and by maintaining a constant engine speed with the new electronic STR governor. This function makes it easy to discharge cleared snow to the target location.

In November 2001, Honda introduced the world’s first snowblower to feature Honda’s original hybrid technology that combines a gasoline engine to power the snowblower apparatus with electric motors for forward propulsion. Since then, cumulative sales of hybrid snowblowers has reached 20,594 units.5 The introduction of the HSM1590i will expand Honda’s lineup of small and mid-size hybrid snowblowers to six models, which in turn will help Honda’s initiative to expand the market for snowblowers.

[1]	Honda calculations
[2]	STR(Self tuning regulator) governor: Electronic engine-speed control technology that allows the engine’s electronic control unit (ECU) to continuously monitor throttle opening and engine speed, and electronically control throttle opening to maintain a constant set engine speed even under changing engine load conditions.

Governor: A device that regulates engine speed (maintaining a constant engine speed, regardless of load fluctuations)

[3]	Set according to engine speed
[4]	Varies according to snow quality
[5]	Total sales in Japan as of September-end 2005, according to Honda calculations
[6]	Target unit sales from December 2005 to March 2006 may change due to production conditions.

•	Key Features of the HSM1590i

<Hybrid concept drawing>

Hybrid system drive power flow

<Easy Operation>

•	The world’s first snowblower with a function (STi control) for switching operating modes:

 Auto mode ‚ Power mode ƒ Manual mode

•	The hybrid configuration combines a gasoline engine that simultaneously drives the snowblower apparatus and charges the battery, with electric motors for forward propulsion.

•	Independent right and left electric motor-driven turning levers and computerized control ensures easy operation and smooth, nimble turning without release of the hand grips.

•	One of the crawlers can be made to rotate in reverse when turning at low speed, enabling the snowblower to turn on the spot (with an ultra small turning radius).

•	Operation is simplified by an automatic fuel valve[7] that eliminates the bothersome task of opening and closing the fuel valve at engine startup and shutdown, and an automatic choke[8] that needs no adjustment.

•	The HSM1590i is equipped with the world’s first[9] mechanism for returning the auger housing to a horizontal position.

Pushing the reset button automatically returns the auger housing to horizontal alignment with the main unit, eliminating the need to perform this task manually, which requires some skill. Users can also store preferred auger housing positions in memory.

•	When traveling in reverse, the auger housing automatically lifts, and then automatically lowers to its original position when forward travel is resumed (in auto mode and power mode when snow removal clutch is engaged).

•	The 2-stage electric shooter makes it easy to adjust the placement of discharged snow.

[7]	Automatic fuel valve: a device that automatically turns the fuel supply on and off in accordance with engine operation
[8]	Auto choke: a device that automatically activates the choke as needed in response to ambient and engine temperatures to improve engine startup
[9]	Honda calculations

<Snow Removal>

•	The redesigned auger housing cover and auger side discs significantly improve performance in deep and crusted snow. The new design enables the HSM1590i to remove crusted snow in about 30%[10] less time than earlier models[11] (in power mode), achieving top-level[12] snow removal performance among mid-sized snowblowers.

•	The world’s first snowblower featuring a function for maintaining a constant snow discharge distance (in auto mode and power mode).

•	The 220 mm auger height, among the highest among mid-size snowblowers, makes it easy to remove deep snow in stages, and facilitates agile travel motion.

•	The new blower housing design reduces wind noise when the blower is idle.

[10]	Compared with the earlier model HS1390i, when removing snow 50 – 70 cm deep with a specific gravity of 0.45 – 0.6
[11]	The HS1390i, an earlier model
[12]	Models in Honda’s snowblower lineup weighing 200 – 300 kilograms that are equipped with 9 – 15 horsepower gasoline engines

<Maintenance>

•	The self-diagnostic function automatically diagnoses problems during startup and operation. If the oil level is too low when the snow blower is stopped, a warning lamp is activated and engine startup is prevented by an interlock. If the oil level is too low when the snowblower is in operation, a new oil alert function activates a warning lamp.

•	A large fuel port for gasoline makes refueling a snap, and an oil filler cap makes it easy to check the engine oil level.

•	The drive system of the snowblower apparatus features an electromagnetic clutch and twin auger belts for improved durability.

•	The snowblower uses a standard compact car battery to keep the cost of battery replacement low.

<Safety and Comfort>

•	An electric, low-load deadman clutch automatically stops the snowblower if the hand grips are released during operation.

•	When indoors or out of fuel, convenient battery-powered propulsion allows users to move the snowblower exclusively with its electric motors, without running the engine.

•	A powerful, 40 W, high-intensity light to facilitate operation at night is provided as standard equipment.

•	A convenient toolbox is provided.

<Environmental performance>

•	The iGX440 engine boasts environmental performance among the best in the world, achieving emissions levels approximately 30% lower[13] than those stipulated in the U.S. Environmental Protection Agency’s Phase 2 emission standards and the California Air Resources Board’s Tier II emissions standards—the most stringent in the world.

•	Fuel economy has been improved over earlier model engines by approximately 22%[14] (in auto mode).

•	Noise has been reduced by approximately 4dB(A),[15] earning the iGX440 its ranking as one of the quietest among mid-size engines (in auto mode).

•	The world’s first[13] snowblower equipped with an auto-idling function for improved fuel economy and reduced noise.

[13]	Honda calculations
[14]	Fuel consumption of the HSM1590i compared with the earlier model HS1390i, operating (in auto mode), and clearing snow from the same-sized area
[15]	Noise level when operating at maximum snowblowing power (right and left average values at a distance of 7 meters)

•	Specifications

Model	HSM1590i
L x W x H (mm)	1740 x 920 x 1340
Outfitted weight (kg)	273
Engine
Engine model	iGX440
Engine type	Air-cooled 4-stroke single-cylinder gasoline engine (OHC)
Maximum output [kW(PS)/rpm]	11.2 (15) / 3,600
Displacement (cm3)	438
Fuel type	Automotive-grade unleaded gasoline
Starter	Self starter
Fuel tank capacity (l)	5.3
Snowblower apparatus
Clearing mechanism	2-stage
Clearing width (mm)	920
Clearing height (mm)	580
Maximum clearing capacity (ton/h)	92
Maximum discharge distance (m)	21
Chute turning radius/vertical adjustment	Right: 110° Left: 130° Vertical: 110°
Auger clutch type	Electromagnetic clutch brake
Service light	24V, 40W
Drive apparatus
Drive type	Twin right/left independent electric motors
Turning	Regenerative brake turning (with turning speed reduction system)
Crawler	High-traction crawler
Controls
Auger height adjustment	Electro-hydraulic
Shooter control	Electric full remote
Drive clutch	Electric low-load lever
Snowblowing clutch	Electric lever
Transmission speeds	Dual electric motors, infinitely variable
Battery	24V (28B17R) (two)

Publicity materials relating to the HSM1590i will be available beginning November 2, 2005, at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

C05-097

Honda to Expand Automobile Production Capacity in Brazil

Sao Paulo, November 9, 2005 — Honda Automoveis do Brasil Ltda. (HAB), Honda’s automobile production and sales subsidiary in Brazil, today announced plans to expand the production capacity of its existing automobile plant in Sumare, Sao Paulo.

HAB has experienced strong sales of the Civic and Fit models it manufactures due to growing demand for automobiles in South American markets where a strong economic recovery continues. Based on this growing demand, HAB will expand overall production capacity through expansion of its existing plant facility and by adding new weld, paint, and assembly lines and other production equipment. The annual production capacity will be expanded from the current 56,000 units (actual 2004 result, including exports), to more than 80,000 units by the beginning of 2007, and to 100, 000 units in 2008. The total investment related to this capacity expansion is estimated at US $100 million.

The automobile market in Brazil regained sales momentum beginning in 2003, and in 2004, overall automobile sales in Brazil grew 9% compared to the previous year, reaching approximately 1.48 million units. Honda’s sales in 2004 grew faster than the growth rate of the overall market and reached 50,692 units – a 58% increase compared to 2003. In 2005, Honda increased production by operating the plant on 3-shifts, and year-to-date sales from January to October reached 46, 641 units – a 14% increase compared to the same period a year ago. Honda expects to achieve an all-time automobile sales record in Brazil in 2005.

About Honda Automoveis do Brasil Ltda. (HAB)

Establishment:	May, 1996
Capital Investment:	R$882.78 million
Capitalization Ratio:	100% Honda South America Ltda.
Location:	Sumare, Sao Paulo, Brazil
Representative:	Tetsuo Iwamura, President
Business areas:	Production and Sales of automobiles
Employment:	Approximately 1,570 associates
Start of Production:	August, 1997 (Civic)
Products:	Civic, Fit
Production Capacity:	55,000 units/year (2-shifts) (as of 2005)

Home Hydrogen Refueling Technology Advances with the

Introduction of Honda’s Experimental Home Energy Station III

TORRANCE, Calif, U.S.A., November 14, 2005 — Further advancing its vision of a gasoline- and emissions-free transportation future, Honda R&D Americas, Inc., in conjunction with technology partner Plug Power Inc., introduced the Home Energy Station III, which provides heat and electricity for the home as well as fuel for a hydrogen-powered fuel cell vehicle. This third generation unit, located at the company’s North American headquarters in Torrance, California, is more compact and efficient than previous Home Energy Station models.

Honda Home Energy Station III

Following Honda’s strategy to develop intermediate as well as longer-term alternatives to traditional energy sources like gasoline, the Home Energy Station III uses natural gas as its base energy source. In keeping with the path established by early generation systems, Home Energy Station I and Home Energy Station II, the Home Energy Station III is designed to work in a home-based refueling environment and is able to supply a sufficient amount of hydrogen to power a fuel cell vehicle, such as the Honda FCX, for daily operation while providing electricity for an average-sized household. A goal of this energy station is to provide high overall energy efficiency and to reduce greenhouse gas emissions through the more effective use of natural gas. Home Energy Station III is roughly 30 percent smaller than its predecessor (Home Energy Station II) with an approximate 25-percent increase in electrical power output. Overall performance increases with more energy-efficient operation, increased hydrogen storage and production capacities, and a faster start-up time of about one minute.

Additionally, hydrogen storage and production capacity are both improved by about 50 percent with the use of a new, high-performance, natural gas reformer. The Home Energy Station III is also able to function as a backup power generation system during power outages by using the hydrogen in the storage tank to power the internal fuel cell, providing as much as 5 kilowatts of electrical power to the home in normal and emergency conditions.

“The third generation of Honda’s Home Energy Station continues to push the limits with its innovative technology,” said Ben Knight, vice president of Honda R&D Americas. “The combination of home energy generation and home refueling offers an attractive alternative to gasoline and takes us one step closer to a truly viable hydrogen-based transportation system.”

The Home Energy Station III will be tested in conjunction with the Honda FCX, the world’s most advanced fuel cell vehicle, at Honda R&D Americas Torrance, California, headquarters.

About Plug Power

Plug Power Inc. (NASDAQ: PLUG) is an established leader in the deployment of clean, reliable, on-site energy products. More than 550 Plug Power fuel cell systems have been delivered to customers worldwide in commercial, public sector, telecommunications, utility and uninterruptible power supply markets. For more information on Plug Power, go to www.plugpower.com.

Redesigned 2006 Honda Civic Wins

Motor Trend Car of the Year Award

TORRANCE, Calif, U.S.A., November 22, 2005 — American Honda Motor Co., Inc., announced that the all-new Honda Civic earned Motor Trend magazine’s prestigious 2006 Car of the Year award. The award extends to the entire Civic Sedan and Civic Coupe lineup including the environmentally responsible Civic Hybrid and high-performance Civic Si models.

2006 Honda Civic

The Motor Trend editorial staff selected the Honda Civic from a field of 28 new or substantially revised models - the largest to date - recognizing it for exceptional value, superiority in its class and the most significant development on the new-car scene for 2006. Testing took place over a two-week period that included thousands of miles of on-track driving and on-street evaluation, along with several days of walk-around appraisals.

“For 2006, the Civic underwent the most radical transformation in its 33-year history,” said John Mendel, senior vice president of American Honda. “It is a cornerstone of the Honda lineup, and we’re delighted that Motor Trend has recognized the new levels of styling, performance, technology, safety and value that characterize the new Civic. Customers have validated our direction too, as evidenced by strong sales of the new model.”

The 2006 Honda Civic establishes new segment standards for safety, technology and performance. Clean and efficient i-VTEC engine technologies deliver more power than ever before while still achieving an EPA-estimated fuel economy rating of 40 miles per gallon. In keeping with Honda’s “Safety for Everyone” initiative, the Honda Civic features advanced standard safety equipment including side curtain airbags, front side airbags and the Advanced Compatibility Engineering (ACE) Body Structure, regardless of price or trim level.

The most noticeable features of the 2006 Civic include its expressive exterior styling, a high-tech and spacious interior, and fun-to-drive performance. The Civic further rewards drivers and passengers with as many as seven ways to enjoy audio entertainment - including XM(R) Satellite Radio, MP3 and WMA support and an accessory Apple(R) iPod(R) adapter that connects the popular music player to the Civic’s audio controls.

The Civic Hybrid provides the ultimate in clean and efficient technology with a 1.3-liter i-VTEC engine and a new generation of Honda’s Integrated Motor Assist (IMA) technology that helps the hybrid achieve an estimated city/highway fuel economy of 49/51 miles per gallon and an Advanced-Technology Partial Zero Emissions Vehicle (AT-PZEV) rating. Additionally, the Civic Hybrid can deactivate all four of its cylinders and operate using only the electric motor in certain low-speed cruising situations.

The Civic Si showcases the high-performance potential of the Civic platform and offers a 197-horsepower, DOHC 2.0-liter i-VTEC engine connected to a 6-speed manual transmission and a limited slip differential.

The majority of Civics are produced and assembled using domestic and globally sourced parts in the United States and Canada. Civic Coupe and Civic Si models are solely produced and assembled at the Honda of Canada Manufacturing plant in Alliston, Ontario. Civic Sedan models are primarily produced and assembled at the Honda of America Manufacturing plant in East Liberty, Ohio. Civic Sedans are also produced and assembled at Honda of Canada Manufacturing in Alliston, Ontario. Some Civic Sedans and all Civic Hybrid models are produced and assembled in the Honda Motor Co., Ltd., Suzuka, Japan, manufacturing facility.

A list of previous Honda winners in Motor Trend polling includes:

•	1994 Honda Accord - Import Car of the Year

•	1988 Honda CRX Si - Import Car of the Year

•	1984 Honda Civic CRX - Import Car of the Year

•	1980 Honda Civic - Import Car of the Year

Ref.#C05-101

Honda Domestic Sales and Global Production on Rise in October

November 25, 2005 – Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of October.

<Production>

Domestic production for the month of October decreased 5.8% compared to the same month a year ago due to a decline in export shipments — the fourth consecutive month for a decline in domestic production compared to the same month a year ago.

Overseas production in October increased 7.1%, due largely to production increases in North America, where the second line of the Alabama plant has reached full capacity. It is the third consecutive month since August 2005, for an increase in overseas production compared to the same month a year ago.

Worldwide production in October increased 2.1% due to the increased overseas production. It is the third consecutive month for an increase over the same month a year ago.

<Domestic Sales>

Total domestic sales, including import cars, reached 53,791 units for the month of October, up 5.7% compared to the same month a year ago, due to strong sales in both the mini-vehicle and passenger car and light truck categories. It is the second consecutive month for domestic sales to exceed the same month a year ago. Sales of passenger cars and light trucks (including import models) exceeded the same month a year ago for the second consecutive month. It is the first time in two months for sales of mini-vehicles to exceed the same month a year ago.

Contributing to the increase in overall sales among the passenger car & light truck category were the all-new StepWGN (7,326 units, the sixth best selling car in the market), which underwent a full model change in May, and the new Airwave (5,055 units, the 14th best selling car in the market), which was introduced in April. In the mini-vehicle category, Life (10,247 units, the 3rd best selling mini vehicle in the market) contributed positively to overall sales with the launch of a minor model change in October.

<Exports>

Total exports in October of 39,424 units, were down 12.7% compared to the same month a year ago — the third consecutive monthly decline compared to the same month a year ago.

The decrease was due primarily to the fact that exports to North America in October last year experienced a large increase following the full model change of the Acura RL (known as Legend in Japan) and the start of production of the new model year version of the Acura TSX (known as Accord in Japan). Exports to Europe declined after the start-up of exports of Jazz (known as Fit in Japan) from a new Honda plant in China, which began in May 2005.

PRODUCTION, SALES, EXPORTS (October 2005)

PRODUCTION

	October		Year-to-Date Total (Jan - Oct 2005)
	Units	Vs.10/04	Units	Vs.2004
Domestic (CBU+CKD)	99,304	-5.8%	1,050,526	+2.4%
Overseas (CBU only)	179,414	+7.1%	1,796,096	+11.3%

Worldwide Total	278,718	+2.1%	2,846,622	+7.8%

OVERSEAS PRODUCTION

	October		Year-to-Date Total (Jan - Oct 2005)
	Units	Vs.10/04	Units	Vs.2004
North America	118,080	+12.4%	1,131,518	+10.4%
(USA only)	85,281	+19.4%	789,702	+16.7%
Europe	14,368	-13.6%	156,689	-2.6%
Asia	40,540	+2.9%	443,325	+20.9%
Others	6,426	+0.8%	64,564	+6.2%

Overseas Total	179,414	+7.1%	1,796,096	+11.3%

SALES (JAPAN)

	October		Year-to-Date Total (Jan - Oct 2005)
Vehicle type	Units	Vs.10/04	Units	Vs.2004
Passenger Cars & Light Trucks	35,471	+5.1%	395,208	-1.9%
Mini Vehicles	18,320	+6.8%	208,940	-2.2%

Honda Brand Total	53,791	+5.7%	604,148	-2.0%

EXPORTS (JAPAN)

	October		Year-to-Date Total (Jan - Oct 2005)
	Units	Vs.10/04	Units	Vs.2004
North America	17,195	-17.3%	211,998	+7.9%
(USA only)	15,116	-22.5%	188,324	+5.5%
Europe	10,280	-6.0%	115,226	-2.4%
Asia	1,497	-14.5%	14,354	-2.8%
Others	10,452	-10.4%	91,489	+9.7%

Total	39,424	-12.7%	433,067	+5.0%

For further information, please contact:

Shigeki Endo

Takayuki Fujii

Yu Kimoto

Honda Motor Co., Ltd.

Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545